Exhibit 99.1

KAZ RESOURCES GROUP Investor Deck April 2026

Important Note and Disclaimer KAZ Resources Group is the combination Cove Kaz Capital Group LLC and Kaz Resources LLC – Cove Capital portfolio companies – formed to develop critical mineral opportunities in Kazakhstan – hereinafter called KAZ Resources Group. 2 • This presentation has been prepared for informational purposes only by KAZ Resources Group (the “Company”). It does not constitute an offer to sell, nor a solicitation of an offer to purchase, any securities, interests, or assets of the Companies or any of their affiliates. Nothing in this document should be regarded as investment, legal, tax, accounting, or other professional advice. • The information contained herein is based on sources, data, and assumptions believed to be reliable at the time of preparation; however, no representation or warranty, express or implied, is made as to its accuracy, completeness, or reliability. All information, estimates, projections, and forward - looking statements presented in this document are preliminary and are subject to change, amendment, or withdrawal at any time without notice. The Company undertakes no obligation to update or revise any part of this material, whether due to new information, future developments, or any other reason, and no reliance should be placed on the continued accuracy of the content. • This presentation may include forward - looking statements that reflect current expectations and assumptions. Such statements involve risks and uncertainties that are inherently difficult to predict. Actual results and outcomes may differ materially from those expressed or implied. No liability is accepted by the Company or any of its officers, employees, or affiliates for any loss or damage arising from the use of, or reliance on, the information contained herein. • Recipients of this presentation are encouraged to conduct their own independent analysis and consult with their professional advisers before making any decisions related to the matters discussed in this document.

Executive Summary

Our Mission

KAZ Resources Group aims to be a global leader in the mining and processing of critical minerals, including Tungsten, essential for defense and modern technologies, ensuring sustainable practices and community development.

Our Vision

Pioneer the next generation of responsible mining, contributing to the global supply of critical minerals while supporting economic growth and environmental stewardship.

Problem

Critical minerals are essential for modern technology including electronics, advanced manufacturing, energy, and defense. The U.S. ceased primary production of tungsten in 2015 and is dependent on tungsten imports. China controls over 80% of the global supply and has imposed export bans on the U.S., posing risks to national security and economic stability.

Solution

KAZ Resources Group is addressing urgent U.S. national security and commercial requirements while capitalizing on Kazakhstan's mining advantages and stable investment environment.

KAZ Resources Group, with strong support from US Government, directly supports efforts to reduce Chinese supply chain dominance.

funding up to

$1.6B

EXIM Bank and DFC LOIs

~$80B

Total resource in the ground

2026 – Project optimization | **2027** – DFS | **2028** – Break Ground

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50 elements are deemed critically essential for U.S. national security by the government. Tungsten is the top priority. over 80% China controls of global tungsten production and processing China dominates global critical mineral supply chains, controlling extraction and processing of tungsten, rare earth elements, lithium, and more . The U . S . depends heavily on these imports for defense systems, electronics, and clean energy technologies . During 2024 - 2025 China enacted export bans on rare earth elements, tungsten, and other critical minerals. Kazakhstan’s tungsten infrastructure, established during the Soviet era, has been overlooked until recently. THE PROBLEM U.S. Dependence & the Path to Security 4

Tungsten has the greatest economic importance of all critical minerals. THE SOLUTION KAZ Resources Group to Mine Tungsten in Kazakhstan KAZ Resources Group is at the forefront with strong support from both US and Kazakh Governments to develop tungsten, REE and other critical mineral projects in Central and East Kazakhstan. Kazakhstan possesses major critical mineral assets – especially tungsten – has a well - established mining industry, and is strengthening its engagement with the U.S. Project Capacity 138% Current off - take demand as Planned Production 15% Current global supply Project Represents ~20% Global tungsten resources KAZ Res. Group Acquired 70% of Severniy Katpar through a advised by U.S. government (including China) KAZ Tungsten JV 5

As the world is stockpiling key defense metals and for advanced manufacturing, tungsten's unique properties ensure it will remain an indispensable material for modern technology and industry. OVERVIEW What is Tungsten? Tungsten is a rare, dense metal. It has the highest melting point of all metals and exceptional strength at high temperatures, making it extraordinarily useful for industrial applications. The metal is considered a critical mineral by many countries because there are limited global supplies outside China, which produces about 80% of the world's tungsten. The U.S. has had no tungsten production since 2015. This supply concentration, combined with increasing demand from defense, technology, and advanced manufacturing sectors, makes tungsten strategically important for economic and national security . 1 2 3 6

BENEFITS 7 Why Tungsten Matters: From Defense to Advanced Technology From defense applications, military systems, aerospace, nuclear, semiconductors, cutting tools and industrial machinery, tungsten's remarkable journey spans our world — a single metal connecting manufacturing, technology, defense, and our economic future.

THE MARKET Global Tungsten Market Global Tungsten Supply China, Russia, North Korea 87% estimated Tungsten JV cash cost of production Anticipated cash costs of <$100 per MTU will make KAZ Resources Group one of the lowest cost Tungsten producers globally. Others 13% Tungsten (APT) Price ($/metric tonne unit, in warehouse, Rotterdam) $2k MTU 8 Source: Asian Metal

OFF - TAKE Demand & Discussions Fortune 100 Offtake discussions underway with the U.S. government and leading defense, nuclear, aerospace, and industrial groups, including multiple Fortune 100 companies. Indicated demand already exceeds nameplate capacity, with interest covering approximately 138% of planned maximum production of 12,000 MTU per year. 138% Production Demand is being driven by strategic, long - term needs across defense, aerospace, nuclear energy, and advanced manufacturing – not short - cycle commodity buyers. Long Term Needs Prospective offtake partners have expressed willingness to provide strategic support alongside commercial agreements , underscoring the critical nature of supply security. Strategic Support 9

COMPLETED MILESTONES

What We Have Accomplished

H1 2024

- Initial discussions with Tau-Ken Samruk (TKS), the National Mining Company, about tungsten and other assets
- Signed Akbulak Rare Earth Element JV with TKS
- Conducted geophysics and prepared drilling program

H2 2024

- Shortlisted for Tungsten Privatization
- Invited to submit initial non-binding offer
- Initial due diligence – NBO submitted October 20
- Drilled more than 8,000 meters on historical drill sites

H1 2025

- Approved for Strategic Transactions Advocacy by Dept. of Commerce
- Commerce Secretary Lutnick wrote letter of support to KZ President Tokayev
- Assembled worldclass technical due diligence team
- Initial site visit – no fatal flaws identified
- Obtained lithium tailings extraction license

H2 2025

- Received LOIs from EXIM and DFC
- Submitted formal term sheet to TKS
- Technical, financial, and legal due diligence
- Signed Binding Term Sheet to acquire 70% of Severniy Katpar from TKS
- Active engagement with and support from U.S. Government

H1 2026

- Signed Definitive Agreements with TKS
- Closed acquisition of 70% of Severniy Katpar

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2026 2027 2028 2029 • JV Signing • Engage Lead Bank • DFC Initial Funding • Strategic Partners • Project Enhancements • NK - DFS Award • Conditional Offtake Agreements • Private Sector Finance • Launch of DFS • Conditional EXIM/DFC Financing • Breaking Ground • Definitive Offtake Agreements • Financing Approval Start Mine Commissioning FUTURE MILESTONES What Lies Ahead – 2026 - 2029 Tungsten 11 Other Critical Minerals • Lithium Tailings – Pilot Plant Operation • Rare Earth Elements – Akbulak JV Drill Campaign • Other – Exploration • Lithium – Commercial Plant Construction • REE – Project Decision • Other – Exploration • Lithium – Full - Year Operation • REE – If Project Proceeds – Feasibility Study 2026 - 2028 Advanced Exploration: Drilling Programs, Scoping Studies and Multiple Project Evaluation

JV Signing Signing Definitive Agreements with Tau - Ken Samruk Engage Lead Financial Advisor – Lead negotiations with U.S. Government Agencies, Commercial Banks, Equity ACTION PLAN What Lies Ahead – H1 2026 Q1 2026 Q2 2026 DFC Initial Funding – Project Development support Strategic Partners – Continued discussions with U.S. Government and commercial offtake partners including US companies in electronics, hypersonics, defense, and electronics NK Project Optimization – Optimized Mine Plan, Optimized Metallurgical Processing NK Projects DFS Award – Selection of lead engineer for Definitive Feasibility Study under JORC/NI 43 - 101/S - K 1300 standards 1 2 3 1 2 3 4 12

EARLY CASHFLOW Tailings Reprocessing – Lithium KAZ Resources holds licenses covering three Tailings Storage Facilities (TSF) tied to the historic Belogorsk Mines in East Kazakhstan. The 2026 work program will confirm historic resource estimates and establish pilot plant. We expect a potential cash flow before in late 2027/early 2028. Ore Deposits Mines operated for 35+ years. Main open pit mined 175,000 tpa (tonnes per annum) of ore. Recovered Minerals Tin, tantalum, and niobium recovered at Ulba Metallurgical Plant in Ust - Kamenogorsk. Tailings Deposits Lithium, beryllium, cesium, and rubidium were deposited in tailings. ~5M T Records Historic records indicated ~5 million tonnes 0.37% lithium oxide (Li 2 O). $25M EBITDA Based on historic data, lithium tailings project could generate annual EBITDA of $25 million. 13

PROJECTS KAZ Resources Projects in Kazakhstan Commodity Focus Asset / Project Tungsten (W) Northern Katpar LLP (Northern Katpar & Upper Kairakty Deposits) Rare Earth Elements (REE) Akbulak Lithium (Li), Niobium (Nb), Tailings Project Lithium (Li), Tantalum (Ta), Titanium (Ti), Beryllium (Be), Tin (Sn), Rubidium (Rb), Cesium (Cs), Niobium (Nb) 14 Historical Exploration Licenses 14

STRONG SUPPORT Exceptional U.S. Government Support In March 2025, our Group was approved for advocacy under the Department of Commerce’s new Strategic Transactions Advocacy Trial (STAT) Program . On November 6, 2025, the U.S. and Kazakhstan signed a memorandum of understanding on cooperation in critical minerals that specifically mentioned our Tungsten JV. The MOU was the result of strong engagement by President Trump, Secretary Lutnick, and Secretary Rubio in support of the Tungsten JV. Department of Commerce, the International Trade Administration, the U.S. Development Finance Corporation, the Export - Import Bank of the U.S., and the Department of War are actively engaged with the Group. In August, we received LOIs from EXIM Bank for up to $900 million debt support and from DFC for Project Development support, construction finance, and political risk insurance. White House Department of State 15 Department of Commerce National Security Agency United States Congress Export – Import Bank of the United States U.S. Development Finance Corporation

PARTNERSHIPS Pres. Trump and Pres. Tokayev U.S. – Kazakhstan Presidential Summit Critical Minerals MOU Critical Minerals MOU Signed by Yerzain Nagaspayev, Minister of Industry and Construction of the Republic of Kazakhstan, and Howard Lutnick, U.S. Secretary of Commerce, in the presence of President Kassym - Jomart Tokayev. Tungsten JV Binding Term Sheet Signed by Pini Althaus (KAZ Resources Group), Nariman Absametov (Tau - Ken Samruk – KZ National Mining Company) in the presence of Howard Lutnick, U.S. Secretary of Commerce, and Rauan Tleulin, General Counsel of NY Kazakh Consulate. Tungsten JV “My political will to seize these unique opportunities is firm, irreversible, and under my personal attention” President Tokayev 16

EXPERTISE Our Team Pini Althaus Executive Chairman • CEO of USA Rare Earth (USARE): Invested at a market cap of US $7M and took the company to a valuation of US$1B. • Company developed first mine - to - magnet US supply chain. • Founding Partner at Cove Capital, an AFSL licensed Investment Bank. • Partnered with both Democratic and Republican administrations on critical minerals. • A leading global voice on critical minerals. Chris Zahovskis Senior Technical Advisor Dominic Heaton Chief Executive Officer Douglas Newby Chief Financial Officer • Secured over $500 million in project financing for critical mineral ventures across North America. • Advised on strategic M&A deals, enhancing portfolio value for institutional investors. • Advised on strategic mergers and acquisitions, enhancing portfolio value for institutional investors. • Led Masan Resources’s Nui Phao Project in Vietnam from greenfields to development to become one of the world’s largest tungsten producers, increasing annual output by 45%. • Optimized operational efficiency at Sepon, enhancing copper - gold recovery rates. • Under his leadership, Masan Resources became one of the world's largest tungsten producers. • Drove the development of the Sisson tungsten project, securing key regulatory approvals and financing. • Enhanced operational performance at Goro Nickel, boosting production by 30%. • Led Northcliff through the final stages of resource definition and feasibility studies for the Sisson Project . 17

SUMMARY 80% Chinese Supply Control Key Highlights Tungsten is a Critical Mineral That is Essential for Defense and Industrial Applications 15% KAZ Planned Production PROBLEM SOLUTION READY KAZ Resources Group China currently controls more than 80% of the global supply chain and instituted an export ban on tungsten to the U.S. in 2025. The U.S. has had no domestic tungsten production since 2015 and is in turn 100% reliant on Chinese supply. KAZ Resources Group is acquiring control of the largest tungsten project outside China, potentially supplying 15% of global consumption. With no current U.S. tungsten stockpile, the government demand is 138% of KAZ’s full capacity, in addition, we are in off - take discussions with government agencies and major defense and aerospace contractors. With unique and exceptional government support in both the U.S. and Kazakhstan, KAZ Resources Group is strongly positioned to create a resilient supply chain to meet U.S. government and commercial needs that is completely independent of China. 18

pini@kazresources.com 19

Appendix

KAZAKHSTAN Rich Resources | Strategic Partnerships 21

KAZAKHSTAN Country Overview Europe Kazakhstan China 19.2 million Population $225.3 billion GDP $11,476.6 GDP per capita Oil and gas, manufacturing, agriculture, energy Major Industries / Economic Sectors Russia, China, Germany, USA, Belarus Top 5 Import Countries Russia, China, Italy, Ukraine, Germany Top 5 Export Countries 22

C5+1 Collaboration Agreement between the U.S. and the five Central Asian countries to… ▪ Increase Central Asia’s involvement in global critical minerals supply chains ▪ Strengthen economic cooperation ▪ Advance the clean energy transition while protecting Central Asia’s unique ecosystems Geological Collaboration Agreement between the U.S. Geological Survey and the Geology Committee of Kazakhstan to… ▪ Enhance geological expertise by focusing on advanced survey technology, geological databases, and modern mapping ▪ Boost Kazakhstan's technical capacity, diversify its economy, and attract foreign investment U.S. – KAZAKHSTAN COLLABORATION KAZ Resources Exemplifies Strategic Partnership in Critical Minerals 23

Oval Office November 6, 2025 2023 Presidential Summit Continuing partnerships through Administrations strengthens our value proposition. 2025 Presidential Summit Emphasized regional stability and global integration. Focus Areas Security, economic development, energy, critical minerals, and more. C5+1 Critical Minerals Dialogue (CMD) Launched on September 19, 2023, during the C5+1 Presidential Summit in New York. C5+1 INITIATIVE U.S. – Kazakhstan Partnerships 24

In the presence of President Kassym - Jomart Tokayev, a Memorandum of Understanding was signed between the Republic of Kazakhstan and the United States of America on cooperation in the field of critical minerals. The document was signed by Yerzain Nagaspayev, Minister of Industry and Construction of the Republic of Kazakhstan, and Howard Lutnick, U.S. Secretary of Commerce. November 6, 2025 C5+1 INITIATIVE 25 U.S. – Kazakhstan Partnerships

C5+1 Presidents White House November 6, 2025 Uzbekistan 2 9 6 USA Kyrgyzstan Turkmenistan Kazakhstan Tajikistan C5+1 INITIATIVE U.S. – Kazakhstan Partnerships

C5+1 INITIATIVE

U.S. – Kazakhstan Partnerships


C5+1
Central Asia & the U.S.

Cove Capital's partnership with the government of Kazakhstan for the privatization of tungsten mining company Severniy Katpar represents a **once-in-a-generation agreement** to develop the largest known untapped global tungsten resource in the world — demonstrating the new "art of the possible" for critical minerals cooperation and U.S. - Kazakhstan relations.

The immediate transaction is valued at over **$1.9 billion** related to mineral deposits valued at **over $80 billion.**

> "My political will to seize these unique opportunities is **firm, irreversible,** and under my personal attention."

President Kassym-Jomart Tokayev at the C5+1 Summit with President Donald J. Trump, Nov 6, 2025

https://www.trade.gov/press-release/commerce-celebrates-25-billion-c51-deal-zone | https://trade.gov/sites/default/files/2025-11/C5_1_Commercial_Deal_Zone_Announcements_0.pdf

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Regional Integration Alignment with U.S. clean energy and supply chain goals. Economic Growth Creation of jobs, infrastructure development, and trade expansion. Government Backing Regulatory stability through intergovernmental collaboration. Geopolitical Leverage Enhances U.S. influence in Kazakhstan’s resource sectors. Investor Confidence Positions Kazakhstan as a stable and reliable partner. Sustainability Focus Supports energy security and climate goals. Geopolitical Leverage Regional Integration Economic Growth Government Backing Investor Confidence Sustainability Focus Benefits Strategic Advantages C5+1 INITIATIVE 28 Benefits & Strategic Advantages

C5+1 INITIATIVE

Recent Highlights & Developments

Q3 2023
C5+1 Leaders' Joint Statement
Official Statement

Q4 2023
Joint Statement on Kazakhstan-U.S. Enhanced Strategic Partnership Dialogue. U.S. Department of State
Official Statement

Q1 2024
Inaugural C5+1 CMD among the United States, Kazakhstan, the Kyrgyz Republic, Tajikistan, Turkmenistan, and Uzbekistan
Official Statement

Q2 2024
Joint Statement on the Visit of the U.S. Trade Representative to Kazakhstan
Official Statement

Q4 2025
C5+1 Leaders' Joint Statement
Official Statement

U.S. Department of State Statement:
"A New Era in U.S.- Kazakhstan Relations"
Official Statement

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Memorandum on critical minerals signed on November 6, 2025, with official U.S. Government source: U.S. Department of State – Office of the Spokesperson “A Ne w Er a i n U.S . – Kazakhsta n Relations ” (publishe d 12/7/2025) SUCCESS Wins For U.S. Businesses and Workers President Trump and President Tokayev celebrated deals with U.S. companies worth billions of dollars, which will support the creation of thousands of U.S. jobs. It is a new era of bilateral relations 33